NOT FOR DISSEMINATION IN THE UNITED STATES OR

OVER UNITED STATES WIRE SERVICES

NEWS RELEASE

For Immediate Release

October 13, 2005

CanWest MediaWorks Income Fund Completes IPO

and Related Transactions

WINNIPEG - CanWest MediaWorks Inc. (“CanWest”), a wholly-owned subsidiary of CanWest Global Communications Corp., and CanWest MediaWorks Income Fund (the “Fund”) announced today that the Fund has completed its $550,000,000 initial public offering of 55 million units. The Fund’s units began trading today on the Toronto Stock Exchange under the symbol “CWM.UN”. The Fund anticipates paying its first distribution of $0.0463 per unit on or about November 15 in respect of the period from October 13 to October 31, 2005.

Commenting on the transaction, Leonard Asper, President and Chief Executive Officer of CanWest Global Communications Corp., said, “The successful completion of this IPO represents a transformative transaction and an important vote of confidence by investors and the financial community. The IPO is yet another important step in CanWest’s ongoing program to reduce corporate debt and improve its financial capacity. Over the past few years, our objective has been to bring our financial ratios closer to levels that existed prior to the major acquisitions that we undertook in 2000. I am pleased to report that with the completion of the IPO and related transactions today, once again, we have made substantial progress toward this goal.”

“Notwithstanding the difficult market conditions, CanWest was able to sell its newspaper group to the market at 10.5X EBITDA, which represents a premium to the original acquisition multiple it paid in 2000,” Mr. Asper added.

Through a combination of sales of non-strategic assets, cash flow from operations, the IPO of CanWest MediaWorks (NZ) in 2004 and the transactions completed today, CanWest has reduced its corporate debt from approximately $3.9 billion in November 2000 to less than $1.4 billion today. Further, the Company’s leverage ratio on a basis pro forma for the transaction has improved to less than 4.0: 1.0, the lowest it has been since 2000.

On the completion of the Fund’s IPO today, CanWest transferred its Canadian newspaper and online media businesses, with the exception of the National Post, to CanWest MediaWorks Limited Partnership (the “Partnership”) in exchange for units and indebtedness of the Partnership. Substantially all of the indebtedness was repaid by the Partnership using $517 million of the net proceeds of the Fund’s IPO, together with $850 million advanced under a new unsecured $1 billion 5-year senior unsecured credit facility in favour of the Partnership. As a consequence, the Fund now holds a 26% equity interest in the Partnership, with CanWest holding the remaining 74%.

The Fund’s IPO was underwritten by a syndicate of underwriters led by Scotia Capital Inc. and RBC Capital Markets. The Fund has granted to the underwriters an over-allotment option to purchase up to an additional 4.125 million units at a price of $10.00 per unit to cover over-allotments, if any. The over-allotment option is exercisable by the underwriters until November 11, 2005. If the over-allotment option is exercised in full by the underwriters, CanWest’s equity interest in the Partnership will be reduced to approximately 72%, and the Fund’s interest will be increased to approximately 28%.

The Partnership is the largest publisher of newspapers in Canada, as measured by paid circulation, readership and revenue. The Partnership’s publications include ten daily metropolitan newspapers –Times Colonist (Victoria), The Vancouver Sun, The Province (Vancouver), Edmonton Journa, Calgary Herald, The StarPhoenix (Saskatoon), Leader-Post (Regina), The Windsor Star, Ottawa Citizen and The Gazette (Montreal) – as well as Nanaimo Daily News, Alberni Valley Times, the new free-distribution, youth-oriented Dose, and 21 non-daily newspapers distributed in various communities in B.C, as well as an interest in certain of the Metro freesheets. The Partnership’s online operations include the canada.com internet portal, FPinfomart and FP DataGroup, online editions of the Partnership’s metropolitan newspapers and specialty web sites such as working.com and driving.ca.

CanWest retains ownership of the National Post, its Canadian broadcasting and related operations and its international media businesses.

Concurrently with the completion of the Fund’s IPO, CanWest entered into a new $500 million 5-year senior secured revolving credit facility.

CanWest also announced that it had successfully completed tender offers and consent solicitations for substantially all of its 10 5/8% Senior Subordinated Notes due 2011 and 7 5/8% Senior Unsecured Notes due 2013. CanWest paid US$1,086.38 for each US$1,000 principal amount of the Senior Subordinated Notes and US$1,101.91 for each US$1,000 principal amount of the Senior Unsecured Notes purchased in the offers, in each case plus accrued and unpaid interest up to the date of payment. The total amount paid by CanWest was approximately US$750 million. Citigroup Corporate and Investment Banking acted as dealer manager for the tender offers and consent solicitations.

CanWest used proceeds from its new credit facility, together with the net proceeds it indirectly received from the Fund’s IPO, to fund the tender offers and consent solicitations for the Notes and to repay approximately $500 million of debt outstanding under CanWest’s previously existing senior credit facilities. CanWest also intends to significantly reduce its swap position resulting from the retirement of various of its debt obligations, thereby reducing its exposure to currency fluctuations between the Canadian and U.S. dollars.

This news release contains certain comments or forward-looking statements that are based largely upon CanWest’s and the Fund’s current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations.

The Fund’s units have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or the availability of an applicable exemption from the registration requirement of such Act. The Fund’s units are being offered only by means of the prospectus. This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of the Fund’s units in any province, territory state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction. This news release is neither an offer to purchase nor a solicitation of an offer to sell notes of CanWest MediaWorks Inc

CanWest MediaWorks Inc. is a wholly-owned subsidiary of CanWest Global. (NYSE: CWG; TSX: CGS.SV and CGS.NV; www.canwestglobal.com). CanWest Global, an international media company, is Canada’s largest media company. CanWest Global is Canada’s largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia, Ireland and the United Kingdom.

CanWest MediaWorks Income Fund (TSX: CWM.UN; www.cwmincomefund.com) is an unincorporated, open-ended trust that holds an approximate 26% equity interest in CanWest MediaWorks Limited Partnership, which is the largest publisher of newspapers in Canada, as measured by paid circulation, readership and revenue.

For additional information concerning CanWest, please contact:

Geoffrey Elliot, Vice President, Corporate Affairs

Tel: (204) 956-2025

Fax: (204) 947-9841

gelliot@canwest.com

or

John Maguire, Chief Financial Officer

Tel: (204) 956-2025

Fax: (204) 947-9841

jmaguire@canwest.com

For additional information concerning CanWest MediaWorks Income Fund, please contact:

Doug Lamb

Chief Financial Officer

CanWest MediaWorks Inc.

Tel: (416) 383-2325

dlamb@canwest.com